SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 September 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 27 September 2011 re:  Director/PDMR Shareholding

27 September 2011

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

The Group announces that on 27 September 2011 a share buy out award was made to Alison Brittain a member of the Group Executive Committee as detailed belowsubject to performance conditions and vesting timetables where applicable, for the loss of deferred share benefits forfeited as a result of her resignation from the Santander Group.  The award is based on a Share price of 30.65 pence.

Maximum number of Shares awarded	Note
1,167,665	a
612,153	b
5,872,757	c

a) vesting between September 2011 and January 2014 subject to remaining in employment
b) vesting in June 2013 subject to performance condition
c) vesting in December 2012 subject to performance condition

This announcement is made pursuant to Disclosure Rule 3.1.4. No consideration is payable for the grant of awards notified in this announcement. The transactions took place in the UK.  Lloyds Banking Group plc's shares are listed on the London Stock Exchange.

For further information:

Corporate Affairs
Sarah Swailes
Media Relations Manager                                                                        +44 (0) 20 7661 4639
Email: sarah.swailes@lloydstsb.co.uk

Investor Relations

Douglas Radcliffe                                                                                     +44 (0)20 7356 1571
Head of Operations & Reporting, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  27 September 2011